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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                          INMC MORTGAGE HOLDINGS, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                   44977L 100
                                 (CUSIP Number)

                                February 26, 1998
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

                                  Rule 13d-1(b)
                                  Rule 13d-1(c)
                                  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all another provisions of the Act (however, see the Notes).

                              CUSIP NO. 44977L 100

________________________________________________________________________________

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         COUNTRYWIDE CREDIT INDUSTRIES, INC.
         I.R.S. No.  13-264-1992
 _______________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)
           (b)  X

________________________________________________________________________________

________________________________________________________________________________

3.       SEC USE ONLY
________________________________________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________________________

NUMBER OF                  5.       SOLE VOTING POWER

SHARES                     4,420,860 Shares

BENEFICIALLY               6.       SHARED VOTING POWER

OWNED BY                   0

EACH                       7.       SOLE DISPOSITIVE POWER

REPORTING                           4,420,860 Shares

PERSON            8.       SHARED DISPOSITIVE POWER

WITH                                0


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,420,860 Shares


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

________________________________________________________                       _

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.8%
________________________________________________________________________________

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
________________________________________________________________________________


                            (continued on next page)

Item 1(a).    Name of Issuer

              INMC Mortgage Holdings, Inc. (INMC)

Item 1(b).    Address of Issuers Principal Executive Office

              155 North Lake Avenue
              Pasadena, California 91101.

Item 2(a).    Name of Person Filing

              Countrywide Credit Industries, Inc. (CCR)

Item 2(b).    Address of Principal Business Office or, if None, Residence

              4500 Park Granada
              Calabasas, California 91302

Item 2(c).    Citizenship

              Delaware

Item 2(d).    Title of Class of Securities

              Common

Item 2(e)     CUSIP No.

              44977L 100
Item 3 If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) Investment  company  registered  under section 8 of the Investment
    Company Act of 1940 (15 U.S.C. 80a-8);
(e) An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) A savings  association  as defined in Section  3(b) of the Federal
    Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
    Act of 1940 (15 U.S.C. 80a-3);
(j) Group, in accordance with @240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to @240.13d-1(c), check this box.

Item 4.       Ownership

              (a) Amount beneficially owned:

                  4,420,860 Shares

              (b) Percent of class:

                  6.8%

              (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote:

                      4,420,860

                  (ii)Shared power to vote or to direct the vote:

                      0

                  (iii)Sole power to dispose or to direct the disposition of:

                      4,420,860

                  (iv)Shared power to dispose or to direct the disposition of:

                      0

Item 5.       Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.

              NOT APPLICABLE.

Item 6.       Ownership of More than 5 Percent on Behalf of Another Person

              NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which cquired the Security Being Reported on By the Parent Holding Company
              NOT APPLICABLE.

Item 8.       Identification and Classification of Members of the Group

              NOT APPLICABLE.

Item 9.       Notice of Dissolution of Group

              NOT APPLICABLE.

Item 10.      Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             COUNTRYWIDE CREDIT INDUSTRIES, INC.


                             By: /s/ Sandor E. Samuels
                             Name: Sandor E. Samuels
                             Title: Managing Director, Legal and General Counsel
                             Dated: March 3, 1998